File No. 70-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-1 DECLARATION

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


EASTERN UTILITIES ASSOCIATES
One Liberty Square
P.O. Box 2333
Boston, MA 02107


(Name of company filing this statement and address of principal executive offices)



Clifford J. Hebert, Jr.
Treasurer
Eastern Utilities Associates
One Liberty Square
P.O. Box 2333
Boston, MA 02107

Arthur I. Anderson, P.C.
McDermott, Will & Emery
28 State Street
Boston, MA 02109-1775

(Names and addresses of agents for service)
Eastern Utilities Associates (the "Association"), a Massachusetts voluntary association and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Form U-1 Declaration (the "Declaration") for the purpose of obtaining approval to solicit the proxies of the holders of Common Shares of the Association.

Item 1.   Description of Proposed Transaction.

A. The Association - NEES Merger Agreement

The Association, New England Electric System ("NEES"), a Massachusetts business trust, and Research Drive LLC (the "LLC"), a Massachusetts limited liability company, a wholly owned direct and indirect merger subsidiary of NEES, have entered into an Agreement and Plan of Merger, dated as of February 1, 1999 (the "Merger Agreement"), pursuant to which the LLC will on the closing date merge with and into the Association (the "Merger"). On February 1, 1999, the Association and NEES jointly issued a press release announcing the proposed Merger, which is filed as Exhibit 99 to the Association's Form 8-K dated February 5, 1999.

B. Annual Meeting

Pursuant to the terms of the Merger Agreement, the Association, at its next regularly scheduled annual meeting, will seek to obtain the affirmative vote of two-thirds of the holders of the Association's outstanding Common Shares to approve the Merger . The Merger is subject to a number of conditions, including the approval of the Commission under the Act and other regulatory approvals.

C. Proxy Statement

The Association currently intends to mail definitive proxy materials to its shareholders at least 30 days prior to the regularly scheduled annual meeting. The annual meeting is tentatively scheduled for May 17, 1999. Accordingly, the Association respectfully requests that the Commission grant it authority to provide its shareholders with such proxy materials in their definitive form (the "Solicitation"). At a later date, the Association plans to submit a filing on Form U-1 requesting authority to consummate the Merger and related transactions.

Item 2.   Fees, Commissions and Expenses.

The estimate of the approximate amount of fees and expenses payable in connection with the proposed Solicitation is as follows:

Counsel fees                                    $65,000
Proxy solicitation firm                         $12,500
Printing expenses                               $25,000
Service company fees                            $25,000
Miscellaneous                                   $15,000
TOTAL                                          $142,500

Item 3.   Applicable Statutory Provisions.

Section 12(e) of the Act provides that any solicitation of any proxy regarding any security of a registered holding company shall be unlawful if made in contravention of such rules as may be promulgated by the Commission. The Commission has promulgated Rule 62 under the Act, which provides that no such solicitation shall be made except pursuant to a Declaration with respect to such solicitation which has become effective. This Declaration is being filed by the Association with respect to the proposed Solicitation in accordance with Rule 62.

Item 4.   Regulatory Approval.

No state regulatory authority and no Federal regulatory authority, other than the Commission, have jurisdiction over the proposed Solicitation.

Item 5.  Procedure.

(a) In order to enable the Association to promptly distribute solicitation materials for proxies, it is requested that the Commission issue and publish not later than March 31, 1999 a notice with respect to the filing of this Declaration and, con currently therewith, that the Commission enter an appropriate order granting and permitting this Declaration to become effective at the earliest convenient date.

(b) No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.  Exhibits and Financial Statements (Filed herewith).

(a)     Exhibits.

        Exhibit A-1     Declaration of Trust of the Association, dated April 2,
                        1928, as amended (Exhibit A-3, File No. 70-3188;
                        Exhibit 1 to the Association's 8-K Reports for April in each of the years 1957, 1962, 1966, 1968, 1972, and
                        1973, File No.  1-5366; Exhibit A-1 (a), Amendment No.
                        2 to Form U-1, File No.  70-5997; Exhibit 4-3,
                        Registration No.  2-72589; Exhibit 1 to Certificate of
                        Notification, File No.  70-6713; Exhibit 1 to
                        Certificate of Notification, File No. 70-7084; Exhibit
                        3-2, Form 10-K of the Association or 1987, File No.  1-
                        5366).

        Exhibit B-1  -  Press Release (Exhibit 99 to the Association's Form 8-K
                        dated February 5, 1999, File No. 1-5366).

        Exhibit B-2  -  Merger Agreement (Exhibit 10 to the Association's Form
                        8-K dated February 5, 1999, File No. 1-5366).

      * Exhibit B-3  -  Preliminary Proxy Materials of the Association.

      * Filed separately under confidential treatment request pursuant to rule
                   104(b).

Item 7.  Environmental Effects.

The proposed Solicitation does not involve major Federal action having a significant effect on the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed Solicitation.


SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be duly signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 3, 1999

EASTERN UTILITIES ASSOCIATES



By /s/ Clifford J. Hebert, Jr.
       Clifford J. Hebert, Jr.
       Treasurer



INDEX OF EXHIBITS AND FINANCIAL STATEMENTS



NUMBER          EXHIBITS                        TRANSMISSION METHOD

A-1             Declaration of Trust            Previously Filed
B-1             Press Release                   Previously Filed
B-2             Merger Agreement                Previously Filed
B-3             Preliminary Proxy Materials
                of the Association              Paper *




        * Filed separately under confidential treatment request pursuant to rule 104(b).